

August 2, 2010

Issam Abud
President
Income Now Consulting
1736 Angel Falls Street
Las Vegas, NV 89142-1230

> **Re: Income Now Consulting**
> **Registration Statement on Form S-1**
> **Filed July 6, 2010**
> **File No. 333-167984**

Dear Mr. Abud:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We refer to the following SEC litigation release relating to the company's outside counsel, Mr. Loev, available at www.lexis.com: "Securities and Exchange Commission v. Integrated Services Group Inc., James L. Rowton and David M. Loev," Case No. 4:05-cv-04071 (U.S.D.C/S.D. Tex., Houston Division), Litigation Release No. 19476, November 29, 2005. Please tell us supplementally what consideration you gave to discussing in the registration statement the allegations against Mr. Loev and his settlement with the SEC, and advise how you concluded that no disclosure relating to this matter is required.

Cover page

2.   Please state on the cover page that the resale transaction constitutes the initial public offering of Income Now Consulting's common stock.

Prospectus Summary, page 5

3.   You state on the first page of the summary section that you have not generated any revenue to date and that you have generated limited revenues to date. Please reconcile your disclosure and ensure consistent disclosure throughout.

4.   Your business is described as an interactive fundraising program and website for non-profit organizations, schools and clubs, as well as a subscription-based database management program. We further note that although you have no customers or revenues to date, your program "is nearly ready for commercial sale." Please consider adding to the summary section a concise, materially complete description of your proposed business, the status of your program development efforts and your expectations regarding your plans for "commercial sale."

Risk Factors

"Because we have not generated any revenue from our business…," page 8

5.   Please disclose here the number of months of planned operations that your existing capital resources will enable you to fund following the date of the prospectus. Given that those resources appear to be insufficient to fund a minimum of 12 months of operations, please also state the estimated amount of additional capital required to enable you to execute your business plan for the minimum period of 12 months.

"Because we are dependent on contracting with third party firm(s)…," page 8

6.   You state that you "are dependent on contracting with third party firm(s)" and, in a separate risk factor also on page 8, that you "rely on subcontractors for the programming and maintenance of critical elements of our website…." Since it appears that you currently have no third-party agreements to perform such services for you, and you presumably are not currently engaging in billing customers, tracking sales or computer maintenance, please revise these risk factors so your disclosure accurately reflects the risk to you should you undertake these activities in the future. In this regard, please review your disclosure throughout for consistency and accuracy.

 "Our officers and Directors lack experience in and with publicly-traded companies," page 9

7.   In the absence of any employees other than your two officers and directors, please tell us how the company proposes to create a system of accounting controls and procedures and to maintain the accounting records that it will use to record transactions that would be audited by the independent accountant. Disclose whether your officers and directors have experience with financial accounting and preparation of reports under the Exchange Act. It appears that a discussion of the competence or lack of experience in this area is a relevant subject for disclosure in the risk factor section and elsewhere, as appropriate.

Plan of Distribution, page 19

8.   Revise your filing to remove the statement that a "penny stock" schedule is prepared "by the Commission."

Description of Business, page 22

General

9.   Expand your disclosure in the summary and business sections to provide enhanced disclosure of the status of your development. See Item 101(h)(4)(iii) of Regulation S-K. Clarify what you have accomplished to date and what remains to be accomplished in order for your company to generate revenues. In addition, please include in the business section a brief description of your material contractual arrangements, if any.

10.   We note your references to industry data attributed to third parties such as Morgan Stanley and Forrester Research. Please disclose the dates of all such material cited. In addition, please provide us with supplemental copies of each such report or other source document containing the cited material. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the referenced information and cross-reference it to the appropriate location in your prospectus. Also, in your response letter, tell us whether any of the reports cited were commissioned by you.

11.   With respect to the hyperlinks to Morgan Stanley, Forrester Research and The Boy Scouts of America, we note that the website addresses you list in your document do not provide a link to the cited reports. Note further that you should not refer readers to third-party websites. Please revise your document to remove all references to websites other than your own.

Directors, Executive Officers, Promoters and Control Persons, page 31

12.   Please be advised of the recent adoption of SEC Release No. 33-9089A Proxy Disclosure Enhancements, available on our website at http://www.sec.gov/rules/final/2009/33-9089.pdf. In this regard, please provide the information required by Item 401(e) of Regulation S-K. In addition, please note that the information regarding the involvement of any officers, directors or director nominees in certain legal proceedings that you have disclosed on page 32 must be provided with respect to events occurring during the past ten years. Please revise your disclosure accordingly.

Certain Relationships and Related Transactions, page 34

13.   It appears that Ruthy Navon may be a promoter within the meaning of Securities Act Rule 405. Please tell us how you determined that the contractual agreement with Ms. Navon is not required to be filed pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

Other Expenses of Issuance and Distribution, page 37

14.   Please tell us whether your estimated expenses for the costs and expenses "in connection with the issuance and distribution of the securities being registered" are part of your expenses to fund your plan of operation over the next twelve months as stated on page 29.

Report of Independent Registered Public Accounting Firm, page F-2

15.   We note that your auditors are located in Houston, Texas. Please tell us where the majority of the company's operations (assets, liabilities and expenses) are located. In this regard, we note on page 22 that your head office is located in Las Vegas, Nevada, although as noted in your disclosures on page 9, your executive officers and directors reside in Israel. To the extent that your operations are conducted in Israel, tell us how the audit of such operations was conducted. Your response should include a discussion of the following:

- Whether another auditor was involved in the audit of the Israel operations. If so, please tell us the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards; and

- Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within Israel. To the extent GBH conducted the audit in Israel, tell us whether the firm used the staff from their U.S. office or whether they hired additional staff in Israel to perform the audit procedures. Tell us whether the staff assigned to the audit were bi-lingual and provide us with the background experience and credentials for each staff member involved with the audit.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have questions or comments on the financial statements and related matters, please contact David Edgar, Staff Accountant, at (202) 551-3459 or, if you require additional assistance, you may contact Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406. Please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, in his absence, the undersigned at (202) 551-3457. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via Facsimile (713) 524-4122
        David M. Loev, Esq.
        The Loev Law Firm, PC